EXHIBIT 2.7

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO.1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is an amendment to that certain Agreement and Plan of Merger dated December 20, 2013 (“Merger Agreement”) by and among SYSOREX GLOBAL HOLDINGS CORP., a Nevada corporation (“Acquiror”), AIRPATROL CORPORATION, a Nevada corporation (“AirPatrol”), AIRPATROL ACQUISITION CORP. I, a Nevada corporation and a wholly owned subsidiary of Acquiror (“Merger Sub I”), AIRPATROL ACQUISITION CORP. II, a Nevada corporation and a wholly owned subsidiary of Acquiror (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”), and SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company, solely in its capacity as the representative of the shareholders of AirPatrol (“Representative”). Capitalized terms used herein and not defined shall have the same respective meanings as provided in the Merger Agreement.

RECITALS

A.	The parties to the Merger Agreement desire to extend the deadline for consummation of the Merger by 60 days, from February 28, 2014 to April 29, 2014.

B.	The parties to the Merger Agreement are executing this Amendment in order to effectuate said extension.

AGREEMENT

1.	The undersigned parties hereby agree that Section 10.1.2 of the Agreement is hereby amended and restated in its entirety to read as follows:

“10.1.2 by Acquiror or AirPatrol if the Closing Date shall not have occurred by April 29, 2014; provided, however, that the right to terminate this Agreement under this Section 10.1.2 shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Transaction to occur on or before such date and such action or failure to act constitutes breach of this Agreement”

2.	Section 2.4.2 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“2.4.2 Prior to the Closing, AirPatrol has delivered to Acquiror (a) the audited consolidated balance sheets of AirPatrol (including the notes thereto) for the year ending December 31, 2013 (if the Closing occurs after March 31, 2014), and for the years ended December 31, 2012 and 2011, and the related consolidated statements of income, changes in shareholders’ equity, and cash flow for each of the fiscal years then ended (as applicable), which audit shall have been completed by the Acquiror’s Accountants (“AirPatrol Audited Financial Statements”), and (b) the AirPatrol Interim Financial Statements with any applicable adjustments after review by the Acquiror’s Accountants.

3.	Section 2.12 of the Merger Agreement is hereby amended and restated in its entirely to read as follows:

“Except as set forth in Schedule 2.12, AirPatrol and its Subsidiary are each in compliance in all material respects with each Law that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets. To the Knowledge of AirPatrol, no event has occurred or circumstance exists that will constitute or result in a violation by AirPatrol or its Subsidiary of, or a failure on the part of AirPatrol or its Subsidiary to comply with, any Law, except where such violation or failure would not have a Material Adverse Effect. AirPatrol has not received any written notice or communication from any Governmental Body or private party alleging noncompliance with any applicable Law. There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding, investigation or request for information pending or, to the Knowledge of AirPatrol, threatened against AirPatrol. To the Knowledge of AirPatrol, AirPatrol has no Liability for failure to comply with any Law. To the Knowledge of AirPatrol, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information or any such Liability. To the Knowledge of AirPatrol, there have not been any false or misleading statements or omissions by AirPatrol to any third party (a) in its prior product development efforts, (b) regarding the capabilities of its products or technology, (c) in demonstrations of its products to third parties, or (d) in demonstrations, submissions or reports to any Governmental Body that would reasonably be expected to require investigation, corrective action or enforcement action by any Governmental Body; or other violations of Law by AirPatrol relating to the foregoing. To the Knowledge of AirPatrol, there are no administrative, civil or criminal proceedings relating to AirPatrol or any employee of or consultant or contractor to AirPatrol in connection with their employment or consulting relationship with AirPatrol. AirPatrol has not conducted any internal investigation with respect to any actual or alleged material violation of any Law by any director, officer or employee of AirPatrol.”

4.

The Merger Agreement is hereby amended to add the following subsection: “7.2.9 any claim by any Person for violation of applicable employment laws or breach of legal obligations to an employee or employees, arising from activities prior to the Closing.

[Signatures Follow]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first set forth above.

ACQUIROR:		AIRPATROL:

Sysorex Global Holdings Corp.		AirPatrol Corporation
a Nevada corporation		a Nevada corporation

By:	/s/ Nadir Ali	By:	/s/ Cleve Adams

Name:	Nadir Ali	Name:	Cleve Adams

Its:	CEO	Its:	CEO

MERGER SUB I:		SHAREHOLDER REPRESENTATIVE:

AirPatrol Acquisition Corp. I		Shareholder Representative Services LLC
a Nevada corporation		a Colorado limited liability company, solely in its
capacity as the Representative
/s/ Nadir Ali
Nadir Ali
Chief Executive Officer	By:	/s/ Cleve Adams

	Name:	Cleve Adams

MERGER SUB II:	Its:	CEO

AirPatrol Acquisition Corp. II
a Nevada corporation

s/ Nadir Ali
Nadir Ali
Chief Executive Officer

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